Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (808) 543-7602

Constance H. Lau
President and Chief Executive Officer
Hawaiian Electric Industries, Inc.
900 Richards Street
Honolulu, HI 96813

> **Re:** **Hawaiian Electric Industries, Inc.**
> **Definitive 14A**
> **Filed March 27, 2007**
> **File No. 1-08503**

Dear Ms. Lau:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee, page 12

1. Please disclose fully the role of executive officers in determining or recommending the amount or form of executive compensation and the role of the compensation consultants, describing the nature and scope of the consultant's assignment and the material elements of the instructions or directions given to the consultant regarding the performance of its duties. See Item 407(e)(3)(ii) and (iii) of Regulation S-K. Clarify whether your president and chief executive officer met with Towers Perrin regarding her compensation or the compensation of other named executive officers and identify the members of management with whom Towers Perrin works.

Compensation Discussion and Analysis, page 14

2. Your disclosure regarding the compensation paid to named executive officers is difficult to understand because of your extensive reliance on acronyms to describe your subsidiaries, named executive officers, compensation plans and plan goals. Please consider the principles set forth in Rule 13a-20 under the Securities Exchange Act of 1934 when drafting your executive compensation disclosure so it is easier for an investor to understand the disclosure you have provided. You also should consider presenting tabular disclosure for complex information, such as the performance goals and the weighting of goals for your incentive plans.

3. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual executive officers. Ms. Lau's and Mr. Yeaman's salaries are substantially higher than those of the other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Methodology for Competitive Benchmarking, page 15

4. Your disclosure regarding the compensation consultant's analysis indicates that the compensation consultant created a benchmark weighted 50 percent on general industry companies. Please identify all the companies with which you are engaged in benchmarking compensation of your named executive officers. You also indicate that Mr. May's competitive peer group was comprised of energy services/utility peers. It is unclear whether you have identified all of the companies against which you have benchmarked Mr. May's compensation. Further, identify the components of the peer company data from the Towers Perrin DataBank, the Edison Electric Institute Index and the LTIP Peer Group to the extent that you engaged in benchmarking against the companies in that database. See Item 402(b)(2)(xiv) of Regulation S-K.

Tally Sheets, page 16

5. Please provide further analysis about how you determine the amount and, where applicable, the formula for each element to pay. See Item 402(b)(1)(v) of Regulation S-K. You indicate that the compensation committee reviews tally sheets prepared internally and by Towers Perrin to determine executive compensation and for benchmarking purposes. Please analyze how the compensation committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers.

Executive Incentive Compensation Plan, page 17

6. You have not provided quantitative disclosure of the financial and other operational goals that the compensation committee established for the executive incentive compensation plan or the long-term incentive plan. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Clarify what you mean by stating that the LTIP goals "provide the appropriate difficulty intended to reward superior performance." Please see Instruction 4 to Item 402(b) of Regulation S-K.

7. While you did not make awards under the Hawaiian Electric Industries, Inc. executive compensation incentive plan or its long-term incentive plan in 2006, please discuss the extent to which the compensation committee can exercise or has exercised discretion either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award or payout. See Item 402(b)(2)(vi) of Regulation S-K.

Do executive officers have change-in-control agreements?, page 21

8. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements.

Summary Compensation Table, page 25

9. Please identify the perquisites by type instead of referring to disclosure in the compensation discussion and analysis section. If the amount of perquisites exceeds $10,000, you must identify perquisites and personal benefits by type. See Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Grants of Plan-Based Awards, page 26

10. Please include narrative disclosure following the summary compensation and grants of plan-based awards tables. See Item 402(e) of Regulation S-K. In that section, disclose that one of the purposes of the stock awards is retention and that there are no conditions to vesting other than the four-year cliff vesting period.

Pension Benefits, page 29

11. Please avoid using defined terms extensively throughout this section and explain clearly how you calculate retirement benefits. Please include brief disclosure in the compensation discussion and analysis disclosure of retirement benefits and provide the more detailed disclosure regarding these plans in this section. See Item 402(h)(3) of Regulation S-K. Please disclose the form of benefit each plan may take and the effect of the form of benefit elected on the amount of annual benefits.

Potential Payments Upon Termination or Change in Control, page 32

12. Please consider including a total amount to present the full amount of benefits a named executive officer would receive upon the occurrence of each of the events disclosed. Further, while you have disclosed in the narrative discussion preceding the tables that no retirement amount is shown in the table, please provide footnote or other disclosure near the tables to make clear that named executive officers may receive retirement benefits under the scenarios presented.

Did the Company entered into any related person transactions …, page 45

13. Please clarify whether the related person transaction policy is included in the corporate code of conduct or if it is a separate policy. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel